UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of June 2023
Commission File Number: 001-38547

Autolus Therapeutics plc
(Translation of registrant’s name into English)

The MediaWorks
191 Wood Lane
London W12 7FP
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
x  Form 20-F    ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Autolus Therapeutics plc is filing this Amendment No. 1 on Form 6-K/A (this “Amendment No. 1”) to its report on Form 6-K, dated June 6, 2023 (the “Original 6-K”), to correct hyperlinks on Exhibits 99.1 and 99.2 within the Exhibit Index. Except as specifically described in this explanatory note, this Amendment No. 1 does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Report and Accounts for the year ended December 31, 2022
99.2	Notice of Annual General Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date:	July 6, 2022	By:	/s/ Christian Itin
			Name	Christian Itin, Ph.D.
			Title:	Chief Executive Officer